United States
Securities and Exchange Commission

Washington, D.C.  20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 1-16269
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AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact Name of the Registrant as Specified in the Charter)
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America Mobile
(Translation of Registrant's Name into English)

Lago Alberto 366,
Colonia Anahuac
11320 México, D.F., México
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes        No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

RECENT DEVELOPMENTS

The following discussion updates our disclosure under “Item 8—Legal Proceedings” in our annual report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on May 25, 2010.

América Móvil

NatTel

The plaintiff, NatTel, LLC (“NatTel”) sued us and others in a Connecticut state court in the United States based on an August 2007 transaction in which we purchased shares of Oceanic from ODC St. Lucia, a subsidiary of Oceanic Digital Communications, Ltd. (“ODC”), in which NatTel is a minority shareholder. Under the agreement governing the transaction, the parties placed approximately U.S.$15 million (approximately Ps. 195.9 million) in escrow with The Bank of New York, and the remaining purchase payments paid certain inter-company debt owed by Oceanic to the majority shareholders in ODC – SAC Capital Associates, LLC and SAC Capital Advisors (collectively, “SAC”).

In the Connecticut action, NatTel alleges that the entire transaction was intended to deprive NatTel of its fair share of the sales proceeds, and structured so that SAC received the entire proceeds of the sale. NatTel seeks, among other things, an order that it receive the amount placed in escrow. On February 7, 2008, we filed a motion to dismiss for lack of personal jurisdiction and insufficient service. The motion principally argues that we do not have sufficient contacts with Connecticut to support the state court’s exercise of personal jurisdiction over us. We believe we have several other meritorious defenses to NatTel’s claims.

Concurrently with the Connecticut action, NatTel also initiated an adversary proceeding in connection with its bankruptcy case in the United States Bankruptcy Court for the District of Connecticut (the “Bankruptcy Court”) against many of the parties in the Connecticut action, including us. The adversary proceeding contains the same allegations as the Connecticut action.

On October 22, 2010, we entered into a settlement agreement with NatTel resolving all of the claims asserted against us in the Connecticut action and the adversary proceeding without admitting liability. The settlement agreement is required to be approved by the Bankruptcy Court. We expect a hearing on a motion to approve the settlement agreement to be held within the next 30 days.

Cempresa

In May or June of 2008, plaintiffs Centro Empresarial Cempresa, S.A. and Conecel Holding Limited, filed a suit in the Supreme Court of the State of New York against numerous defendants including us and certain of our affiliates, subsidiaries and two members of our Board of Directors, asserting breach of contract, fraud, fraudulent inducement, unjust enrichment and a claim for accounting. The plaintiffs sold a majority of their shares in our Ecuadorian subsidiary Consorcio Ecuatoriano de Telecomunicaciones, S.A. (“Conecel”), to a subsidiary of Telmex in 2000.  Telmex’s holdings in Conecel were included in our spin-off from Telmex in 2000 and remain held by one of its subsidiaries. The plaintiffs kept a minority of the shares of Conecel.

The plaintiffs asserted that one of their exit strategies with respect to the minority shares was a right to negotiate for an exchange of those shares for ours.  The plaintiffs contended in the lawsuit that the defendants wrongfully deprived them of a share exchange and they sought the alleged value of our shares they claimed they would have received, which the plaintiffs asserted amounted to over US$900 million.  The plaintiffs also sought punitive damages.  The plaintiffs additionally asserted that the defendants purposefully misrepresented the value of the plaintiffs’ minority shares to try to prevent a share exchange.  In 2003, the plaintiffs voluntarily sold their minority shares to the defendants, executing comprehensive releases as part of the transactions.

The defendants filed a motion to dismiss asserting numerous defenses, including statute of limitations, release, lack of damages, personal jurisdiction for certain defendants, and the inability to add to a contract cause of action the fraud causes of action. In December 2008, the trial court denied the motion to dismiss and the defendants appealed.  The appellate court stayed the case in the trial court.

On June 3, 2010, the First Department of the New York Supreme Court, Appellate Division, reversed the 2008 trial-court order denying the motion to dismiss. The three-judge majority ordered that the complaint be dismissed in its entirety. In a lengthy opinion, the Appellate Division reversed the trial court, holding that the broad release specifically disclaimed plaintiffs’ right to file suit, and that the allegations of fraudulent inducement were not sufficient, on the face of the complaint, to invalidate the release. The court thus vacated the trial court’s order and dismissed the complaint.

Because there was a two-justice dissent in the Appellate Division, the plaintiffs have an automatic right of appeal to the New York State Court of Appeals. Plaintiffs have exercised that right of appeal and the appeal is currently pending in the New York State Court of Appeals.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2010

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	Attorney-in-fact